FORM 11-K


                  		   ANNUAL REPORT PURSUANT TO SECTION 15(D)
		                     OF THE SECURITIES EXCHANGE ACT OF 1934
			                           for the fiscal year ended
			                               December 31, 1994
			                           Commission File No. 33-2098

                          			CBS EMPLOYEE INVESTMENT FUND
			                            (Full title of the plan)

				                                   CBS INC.
		                      51 West 52 Street, New York, N.Y.  10019
             	   (Name of issuer of the securities held pursuant to the
	                  plan and address of its principal executive office)

                                         						    11-K-Financial Statements

                      			 Financial Statements and Schedules

            	  The following are filed as a part of this annual report:

			                             Financial statements.


                                               							     Page Number

Report of Independent Accountants                                 F-1

Financial Statements:
    Statements of Net Assets Available for Benefits with
      Fund Information as of December 31, 1994 and 1993           F-2
    Statements of Changes in Net Assets Available
      for Benefits with Fund Information for the years ended
      December 31, 1994 and 1993                                  F-8
    Notes to Financial Statements                                 F-14

Schedules:
    Item 27a - Schedule of Assets Held for Investments
               Purposes as of December 31, 1994                   F-28

    Item 27b - Schedule of Loans in Default as of
               December 31, 1994                                  F-35

    Item 27d - Schedule of Reportable transactions
               for the year ended December 31, 1994               F-36

Exhibit:
    23 - Consent of Independent Accountants                       F-40

* Refers to item number in Form 5500 (Annual Report/Report of Employee Benefit Plan) filed with the Department of Labor for the Plan year ended December 31, 1994, which material is incorporated herein by reference.
                            				 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plans Committee of the Board of Directors of CBS Inc., administrator of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                            				  CBS EMPLOYEE INVESTMENT FUND

Date:  June 29, 1995              BY /s/ Louis J. Rauchenberger, Jr.
                                  			Louis J. Rauchenberger, Jr.
			                                 Vice President and Treasurer
                                   					     CBS Inc.
                                          						   11-K-Financial Statements

	       Report of Independent Accountants


To the Retirement Plans Committee of the
  Board of Directors of
CBS Inc. and Participants of the
CBS Employee Investment Fund:

We have audited the accompanying statements of net assets available for benefits of the CBS EMPLOYEE INVESTMENT FUND (the "Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules presented under items 27a, 27b and 27d are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's
Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

				 COOPERS & LYBRAND L.L.P.


				 New York, New York
				 June 23, 1995.


						                                            11-K-Financial Statements

                      			 CBS EMPLOYEE INVESTMENT FUND

   		STATEMENT of NET ASSETS AVAILABLE for BENEFITS WITH FUND INFORMATION

                      			   As of December 31, 1994

                                  					 Equity         Fixed Income
					                                  (Fund A)          (Fund B)

Assets:
  Cash

  Investments, at fair value
    (Notes 2 and 5)                   $135,373,000

  Investments, at contract value
    (Notes 2 and 5)                                     $308,969,000

  Loans to participants (Note 1)

  Contributions receivable:
    Employer
    Employee                               102,000           138,000

  Interest and dividends receivable        222,000

  Receivable from brokers for
    unsettled trades                       595,000

  Interfund receivable                                        13,000

       	  Total assets                 136,292,000       309,120,000


Liabilities:
  Cash overdrafts                          168,000           352,000

  Payable to brokers for
    unsettled trades                       373,000

  Interfund payable                         17,000

       	  Total liabilities                558,000           352,000

       	  Net assets available
	           for benefits              $135,734,000      $308,768,000




		     The accompanying notes are an integral
		       part of these financial statements.

						                                          11-K-Financial Statements

                  		       CBS EMPLOYEE INVESTMENT FUND

	     STATEMENT of NET ASSETS AVAILABLE for BENEFITS WITH FUND INFORMATION

			                          As of December 31, 1994

                                        CBS Inc.             CBS Inc.
                                					 Common Stock-        Common Stock-
					                            Employer Contributions Employee Contributions
					                                   (Fund C)             (Fund D)

Assets:
  Cash                                                     $   176,000
  Investments, at fair value
    (Notes 2 and 5)                      $139,968,000       24,719,000

  Investments, at contract value
    (Notes 2 and 5)

  Loans to participants (Note 1)

  Contributions receivable:
    Employer                                  104,000
    Employee                                                    25,000

  Interest and dividends receivable             3,000            1,000

  Receivable from brokers for
    unsettled trades

  Interfund receivable                                          15,000

       	    Total assets                  140,075,000       24,936,000

Liabilities:
  Cash overdrafts

  Payable to brokers for
    unsettled trades

  Interfund payable                             8,000

       	  Total liabilities                     8,000

       	  Net assets available
	           for benefits                 $140,067,000      $24,936,000


		    The accompanying notes are an integral
		      part of these financial statements.


                                        						   11-K-Financial Statements

                        			CBS EMPLOYEE INVESTMENT FUND

	   STATEMENT of NET ASSETS AVAILABLE for BENEFITS WITH FUND INFORMATION

                        			  As of December 31, 1994


						                                           Loan
				                             Composite     Provision
                            				  (Fund E)       Fund            Total

Assets:
  Cash                                          $    6,000    $    182,000

  Investments, at fair value
    (Notes 2 and 5)              $6,435,000        120,000     306,615,000

  Investments, at contract
    value (Notes 2 and 5)                                      308,969,000

  Loans to participants
    (Note 1)                                     5,377,000       5,377,000

  Contributions receivable:
    Employer                                                       104,000
    Employee                          11,000                       276,000

  Interest and dividends
    receivable                                                     226,000

  Receivable from brokers
    for unsettled trades                                           595,000

  Interfund receivable                                              28,000

       	  Total assets             6,446,000     5,503,000     622,372,000

Liabilities:
  Cash overdrafts                    537,000                     1,057,000

  Payable to brokers for
    unsettled trades                                               373,000

  Interfund payable                    3,000                        28,000

	         Total liabilities          540,000                     1,458,000

       	  Net assets available
	           for benefits          $5,906,000    $5,503,000    $620,914,000


		     The accompanying notes are an integral
		       part of these financial statements.

                                         						   11-K-Financial Statements

                      			  CBS EMPLOYEE INVESTMENT FUND

  		STATEMENT of NET ASSETS AVAILABLE for BENEFITS WITH FUND INFORMATION

                     			     As of December 31, 1993

                                    					     Equity        Fixed Income
					                                        (Fund A)          (Fund B)

Assets:
  Cash                                    $    516,000

  Investments, at fair value
    (Notes 2 and 5)                        129,016,000

  Investments, at contract value
    (Notes 2 and 5)                                        $275,217,000

  Loans to participants (Note 1)

  Contributions receivable:
    Employee                                    20,000           85,000

    Interest and dividends receivable          174,000

    Interfund receivable                         6,000

       	  Total assets                     129,732,000      275,302,000

Liabilities:
  Payable to brokers for
    unsettled trades                           362,000

  Interfund payable                             45,000          94,000

       	  Total liabilities                    407,000          94,000

       	  Net assets available
	           for benefits                  $129,325,000    $275,208,000


		     The accompanying notes are an integral
		       part of these financial statements.

						                                          11-K-Financial Statements

                    			  CBS EMPLOYEE INVESTMENT FUND

  		STATEMENT of NET ASSETS AVAILABLE for BENEFITS WITH FUND INFORMATION

                     			     As of December 31, 1993


                                       CBS Inc.            CBS Inc.
                                  			Common Stock-       Common Stock-
					                         Employer Contributions  Employee Contributions
					                                 (Fund C)             (Fund D)

Assets:
  Cash

  Investments, at fair value
   (Notes 2 and 5)                      $171,594,000      $12,412,000

  Investments, at contract value
    (Notes 2 and 5)

  Loans to participants (Note 1)

  Contributions receivable:
    Employee                                                   15,000

    Interest and dividends receivable          2,000

    Interfund receivable                     104,000           17,000

       	   Total assets                  171,700,000       12,444,000

  Liabilities:
    Payable to brokers for
      unsettled trades

    Interfund payable                         6,000

	         Total liabilities                   6,000

       	  Net assets available
	           for benefits               $171,694,000       $12,444,000


		    The accompanying notes are an integral
		      part of these financial statements.


                                      						   11-K-Financial Statements

                 		       CBS EMPLOYEE INVESTMENT FUND

	    STATEMENT of NET ASSETS AVAILABLE for BENEFITS WITH FUND INFORMATION

                        			  As of December 31, 1993


                                          						Loan
			                            Composite      Provision
				                           (Fund E)         Fund           Total

Assets:
  Cash                                                      $    516,000

  Investments, at fair value
    (Notes 2 and 5)             $4,296,000      $47,000      317,365,000

  Investments, at contract
    value (Notes 2 and 5)                                    275,217,000

  Loans to participants
    (Note 1)                                  2,252,000        2,252,000

  Contributions receivable:
    Employee                         5,000                       125,000

    Interest and dividends
      receivable                     1,000                       177,000

    Interfund receivable            18,000                       145,000

       	   Total assets          4,320,000    2,299,000      595,797,000

  Liabilities:
    Payable to brokers for
      unsettled trades                                           362,000

    Interfund payable                                            145,000

       	  Total liabilities                                      507,000

       	  Net assets available
	           for benefits        $4,320,000   $2,299,000     $595,290,000


		     The accompanying notes are an integral
		       part of these financial statements.



                                        						    11-K-Financial Statements

                      			  CBS EMPLOYEE INVESTMENT FUND

               STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
                                 WITH FUND INFORMATION

               		       For the year ended December 31, 1994


                                					    Equity         Fixed Income
					                                   (Fund A)           (Fund B)

Additions:
  Additions to net assets
    attributed to:
      Contributions (Note 3):
	       Employer
       	Employee                         $  9,436,000       $ 11,698,000
Received from Midwest
  Communications, Inc. Retirement
   Savings Plan (Note 1)                                         263,000
Received from Radford Studio Center
  Inc. 401(k) and Tax Sheltered Savings
  Plan and Trust (Note 1)                     144,000            326,000
Investment income:
  Dividends                                 2,155,000
  Interest                                    100,000         22,928,000
  Net depreciation of investments          (3,247,000)
  Other                                        25,000
     	     Investment income, net            (967,000)        22,928,000
	          Total additions                  8,613,000         35,215,000

Deductions:
  Deductions from net assets
    attributed to:
      Distributions and
       	withdrawals (Note 4)                4,850,000         15,929,000
	         Total deductions                  4,850,000         15,929,000
       	  Net increase/(decrease)
	           prior to the loans to
	           participants and
	           interfund transfers             3,763,000         19,286,000

Loans to participants                      (1,590,000)        (2,520,000)
Loan repayments                               509,000            880,000
Net interfund transfers (Note 4)            3,727,000         15,914,000
       	  Net increase/(decrease)           6,409,000         33,560,000

Net assets available for benefits,
  beginning of year                       129,325,000        275,208,000

	          Net assets available for
       	    benefits, end of year        $135,734,000       $308,768,000


		      The accompanying notes are an integral
       			part of these financial statements.

                                     						    11-K-Financial Statements

                      			  CBS EMPLOYEE INVESTMENT FUND

             	 STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
                               WITH FUND INFORMATION

                		      For the year ended December 31, 1994


                                  			  CBS Inc.              CBS Inc.
					                                Common Stock-          Common Stock-
                                Employer Contributions  Employee Contributions
					                                  (Fund C)              (Fund D)

Additions:
  Additions to net assets
    attributed to:
      Contibutions (Note 3):
       	Employer                        $  9,200,000
	       Employee                                             $ 2,162,000

  Received from Midwest
    Communications, Inc.
    Retirement Savings Plan (Note 1)
  Received from Radford Studio Center
    Inc. 401(k) and Tax Sheltered
    Savings Plan and Trust (Note 1)                                1,000
  Investment income:
    Dividends                              1,099,000             107,000
    Interest                                  38,000              23,000
    Net depreciation of investments       (2,588,000)         (2,894,000)
    Other                                                          1,000
       	  Investment income, net          (1,451,000)         (2,763,000)
	         Total additions                  7,749,000            (600,000)

Deductions:
  Deductions from net assets
    attributed to:
      Distributions and withdrawals
       	(Note 4)                           5,649,000            486,000
	         Total deductions                 5,649,000            486,000
	         Net increase/(decrease)
	           prior to loans to the
	           participants and
	           interfund transfers            2,100,000         (1,086,000)

Loans to participants                                          (379,000)
Loan repayments                                                 154,000
Net interfund transfers (Note 4)         (33,727,000)        13,803,000
       	  Net increase/(decrease)        (31,627,000)        12,492,000

Net assets available for benefits,
  beginning of year                      171,694,000         12,444,000

    	      Net assets available for
	           benefits, end of year        140,067,000         24,936,000

		    The accompanying notes are an integral
		      part of these financial statements.

						                                         11-K-Financial Statements

                      			CBS EMPLOYEE INVESTMENT FUND

	           STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
                            WITH FUND INFORMATION

                   		    For the year ended December 31, 1994

						                                              Loan
				                               Composite      Provision
                          				      (Fund E)        Fund         Total

Additions:
  Additions to net assets
    attributed to:
      Contributions (Note 3):
       	Employer                                                 $  9,200,000
	       Employee                      $1,449,000                   24,745,000
  Received from Midwest
    Communications, Inc. Retirement
    Savings Plan (Note 1)                                             263,000
  Received from Radford Studio Center
    Inc. 401(k) and Tax Sheltered
    Savings Plan and Trust (Note 1)        1,000                      472,000

  Investment income:
    Dividends                            213,000                    3,574,000
    Interest                               1,000     $  299,000    23,389,000
    Net depreciation of
      investments                       (304,000)                  (9,033,000)
    Other                                                              26,000
       	  Investment income, net        (90,000)       299,000    17,956,000
	         Total additions             1,360,000        299,000    52,636,000

Deductions:
  Deductions from net assets
    attributed to:
      Distributions and withdrawals
       	(Note 4)                          98,000                   27,012,000
 	        Total deductions                98,000                   27,012,000
Net increase/(decrease) prior to
  loans to participants and
  interfund transfers                  1,262,000        299,000    25,624,000
Loans to participants                    (51,000)     4,540,000
Loan repayments                           92,000     (1,635,000)
Net interfund (Note 4)                   283,000
       	  Net increase/(decrease)      1,586,000      3,204,000    25,624,000

Net assets available for benefits,
  beginning of year                    4,320,000      2,299,000   595,290,000

     	    Net assets available for
	           benefits, end of year     $5,906,000     $5,503,000  $620,914,000


		     The accompanying notes are an integral
		       part of these financial statements.

                                          						    11-K-Financial Statements

                         			CBS EMPLOYEE INVESTMENT FUND

	                STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
                                 with FUND INFORMATION

                   		   For the year ended December 31, 1993

                                         						Equity       Fixed Income
					                                         (Fund A)        (Fund B)

Additions:
  Additions to net assets attributed to:
    Contributions (Note 3):
      Employer
      Employee                               $ 8,276,000    $ 12,507,000
  Received from Midwest Communications,
    Inc. Retirement Savings Plan (Note 1)                      1,166,000
  Investment income:
    Dividends                                  2,735,000
    Interest                                     130,000      22,003,000
  Net appreciation of investments             15,153,000
  Other                                           31,000
       	  Investment income, net              18,049,000      22,003,000

       	  Total additions                     26,325,000      35,676,000

Deductions:
  Deductions from net assets attributed to:
    Distributions and withdrawals (Note 4)     4,452,000      12,216,000

       	  Total deductions                     4,452,000      12,216,000

	         Net increase prior to loans to
	           participants and interfund
	           transfers                         21,873,000      23,460,000

Loans to participants                           (867,000)     (1,363,000)
Loan repayments                                   32,000          75,000
Net interfund transfers (Note 4)              (1,172,000)      3,935,000

	         Net increase before cumulative
       	    effect of an accounting change    19,866,000      26,107,000

Cumulative effect of an accounting
  change (Note 2)                                382,000       1,147,000

       	  Net increase                        20,248,000      27,254,000

Net assets available for benefits,
  beginning of year                          109,077,000     247,954,000

Net assets available for benefits,
  end of year                                129,325,000     275,208,000

		    The accompanying notes are an integral
		      part of these financial statements.

                                      						    11-K-Financial Statements

                     			 CBS EMPLOYEE INVESTMENT FUND

          	 STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
                            WITH FUND INFORMATION

	               	     For the year ended December 31, 1993

					                                    CBS Inc.            CBS Inc.
                                 			   Common Stock-       Common Stock-
                                 Employer Contributions Employee Contributions
                                  					  (Fund C)            (Fund D)
Additions:
  Additions to net assets attributed to:
  Contributions (Note 3):
    Employer                                 8,820,000
    Employee                                                 1,767,000
  Received from Midwest Communications,
    Inc. Retirement Savings Plan (Note 1)

  Investment income:
    Dividends                                  748,000          52,000
    Interest                                    18,000           4,000
    Net appreciation of investments         60,040,000       4,197,000
    Other
	          Investment income, net           60,806,000       4,253,000
       	   Total additions                  69,626,000       6,020,000

Deductions:
  Deductions from net assets attributed to:
    Distributions and withdrawals
    (Note 4)                                 4,763,000        489,000
       	  Total deductions                   4,763,000        489,000

	         Net increase prior to loans
	           to participants and
       	    interfund transfers             64,863,000      5,531,000

Loans to participants                                        (155,000)
Loan repayments                                                 5,000
Net interfund transfers (Note 4)            (6,000,000)      (477,000)
	         Net increase before
	           cumulative effect of an
       	    accounting change               58,863,000      4,904,000

Cumulative effect of an accounting
  change (Note 2)                              239,000         31,000
       	  Net increase                      59,102,000      4,935,000

Net assets available for benefits,
  beginning of year                        112,592,000      7,509,000

	         Net assets available for
       	    benefits, end of year          171,694,000     12,444,000

		  The accompanying notes are an integral
		    part of these financial statements.


                                        						    11-K-Financial Statements

                   		      CBS EMPLOYEE INVESTMENT FUND

             	STATEMENT of CHANGES in NET ASSETS AVAILABLE for BENEFITS
                              WITH FUND INFORMATION

                  		  For the year ended December 31, 1993

                                                    Loan
                         				       Composite     Provision
				                                 (Fund E)       Fund         Total
Additions:
  Additions to net assets
    attributed to:
      Contributions (Note 3):
       	Employer                                                $ 8,820,000
	       Employee                       $593,000                  23,143,000
  Received from Midwest Communications,
    Inc. Retirement Savings Plan (Note 1)                         1,166,000

  Investment income:
    Dividends                                                     3,535,000
    Interest                              3,000       32,000     22,190,000
    Net appreciation of investments      15,000                  79,405,000
    Other                                                            31,000
       	  Investment income, net         18,000       32,000    105,161,000
	         Total additions               611,000       32,000    138,290,000

Deductions:
  Deductions from net assets attributed to:
    Distributions and withdrawals
    (Note 4)                             11,000                  21,931,000

       	  Total deductions               11,000                  21,931,000

	         Net increase prior to
	           loans to participants
	           and interfund
       	    transfers                   600,000       32,000    116,359,000

Loans to participants                    (1,000)   2,386,000
Loan repayments                           7,000     (119,000)
Net interfund transfers (Note 4)      3,714,000
	         Net increase before
	           cumulative effect of
       	    an accounting change      4,320,000     2,299,000    116,359,000

Cumulative effect of an accounting
  change (Note 2)                                                  1,799,000
       	  Net increase                4,320,000     2,299,000    118,158,000

Net assets available for benefits,
  beginning of year                                              477,132,000
	         Net assets available
	           for benefits, end of
       	    year                      4,320,000     2,299,000    595,290,000

		    The accompanying notes are an integral
		      part of these financial statements.

                                         						    11-K-Financial Statements

                       			  CBS EMPLOYEE INVESTMENT FUND

                       			  Notes to Financial Statements


1.  Description of the Plan:

The CBS Employee Investment Fund (the "Plan") was established by CBS Inc. ("CBS" or the "Company") to provide a convenient way for employees to save and invest for their future financial needs and to participate in the Company's growth through ownership of Company stock purchased for participants by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of the Company, and certain of its subsidiaries in the United States, as well as U.S. citizens abroad, who are employed on a full-time or regularly scheduled part-time basis in executive, non-union office and hourly positions are eligible to participate upon completing one year of Company service. Other groups designated by the Company or by the terms of a collective bargaining agreement with the Company are also eligible.
Participants should refer to the Plan agreement for a complete description.

Following CBS's acquisition of substantially all the assets and liabilities of Midwest Communications, Inc. ("Midwest") on February 5, 1992, the CBS Retirement Plans Committee of CBS Inc. became the administrator of Midwest's Retirement Savings Plan. On November 1, 1993, $1,166,000 was transferred to the Plan when 37 participants were transferred in from the Midwest Retirement Savings Plan. During 1994, $263,000 was transferred into the Plan from the Midwest Retirement Savings Plan when the remaining 14 participants transferred to the Plan. This was done in order to allow all eligible former Midwest Communications, Inc. employees to invest in the Plan.

The participant's loans bear interest based on the latest blended rate for Fund B (Fixed Income Fund), rounded to the nearest quarter percentage point, as of the valuation date of the quarter preceding the loan's effective date. The loans must be repaid within five years, with the exception of a loan used to acquire a primary residence, for which repayment is not to exceed fifteen years. In the event of a default on a loan payment, all remaining payments are considered immediately due and payable. The defaulted portion on any outstanding loan including accrued interest is offset against the remaining balance in the participant's account.

Effective July 1, 1993, two plan amendments were made to the Plan. A new investment fund, Fund E (Composite Fund), was added to allow participants to have their contributions invested in common stock, fixed income securities, and cash, in proportions determined by the Investment Manager, in accordance with objectives which seek to minimize risk and enhance returns. Additionally, a loan provision fund was added to the Plan to allow employees to borrow from their account without incurring a taxable event. Participants may request loans for a minimum of $1,000, but not to exceed the lesser of $50,000 (reduced by the highest outstanding balance of any loan from the Plan during the prior year) or one-half of the market value of the vested portions of all the participant's separate accounts on the date of the loan.
No more than one loan may be made per year, and not more than two loans may be outstanding in any one year. When a participant has two loans, one of the outstanding loans must be for the purpose of purchasing a primary residence. Loans may not be made from Fund C (CBS Inc. Common Stock- Employer Contributions Fund).




                                       						   11-K-Financial Statements

                   		    CBS EMPLOYEE INVESTMENT FUND

                   		    Notes to Financial Statements


Additionally, the Plan was amended effective December 30, 1993, to allow the Fund A and Fund E managers to invest in CBS Inc. common stock.

Through to October 31, 1994, the Plan was comprised of the CBS Employee Investment Fund and the CBS News Special Projects Inc. Employee Investment Fund. Effective October 31, 1994, the CBS News Special Projects Inc. Employee Investment Fund was merged with and into the CBS Employee Investment Fund. This resulted in a total of approximately $6,780,000 and 54 participants being merged with and into the CBS Employee Investment Fund.

As of November 30, 1994, $463,000 was transferred to the Plan when 19 participants were transferred into the Plan from the Radford Studio Center Inc. 401(k) and Tax Sheltered Savings Plan and Trust.

These transfers will not change Plan benefits as specified in the Plan Agreement.

2.  Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan have been prepared under the accrual method of accounting.



                                     						   11-K-Financial Statements

                   		    CBS EMPLOYEE INVESTMENT FUND

                   		   Notes to Financial Statements


Cumulative Effect of Change in Accounting for Withdrawals:

In May 1993, the American Institute of Certified Public Accountants ("AICPA") issued an audit guide entitled "Audits of Employee Benefit Plans" (the "Guide"). The Guide states that amounts allocated to accounts of persons who have elected to withdraw from a plan, but have not yet been paid as of year-end, should not be reported as a liability on the statement of net assets available for benefits.

In accordance with the Guide, effective January 1, 1993, the Plan changed its method of accounting for withdrawals such that all amounts elected to be withdrawn from the Plan by participants are no longer recorded as a liability in the Statement of Net Assets Available for Benefits. The cumulative effect of this accounting change, as of January 1, 1993, increased plan equity by approximately $1,799,000. The effect in 1993 was a net decrease in withdrawals of approximately
$384,000 and an increase in plan equity of approximately $2,183,000.

Investment Valuation:

An individual participant's interest in the funds of the Plan is represented by the dollar value of their individual account.

Investments in securities traded on a national securities exchange are valued at the closing sales price on the last business day of the year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price;
participations in pooled trust funds are stated at the Trust's beneficial interest in the aggregate fair value of assets held by the particular fund as reported by the Plan's fund manager.
The carrying value of the Plan's investment in guaranteed annuity contracts and guaranteed investment contracts is cost plus accrued interest.

In September 1994, the Employee Benefit Plans Committee Federal Government Division issued Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined - Contribution Pension Plans ("SOP 94-4"), which is effective for Plan years beginning after December 15, 1994. SOP 94-4 will require the Company to present fully benefit responsive investment contracts at contract value and all other investment contracts at fair value. The Company is evaluating the impact of SOP 94-4.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of securities is based on average cost.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Investments, except for certain guaranteed annuity and investment contracts, are stated at fair value. The net change in the appreciation or depreciation of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is reflected in the Statement of Changes in Net Assets Available for Benefits.

                                  						    11-K-Financial Statements

                  		     CBS EMPLOYEE INVESTMENT FUND

                 		     Notes to Financial Statements


Reclassification:

Certain 1993 amounts have been reclassified to conform to the 1994 presentation.

3.  Contributions:

Contributions from participants and the Company are recorded in the period the Company makes payroll deductions from participants.
Employee participation in the Plan is voluntary and contributions consist of two types:

Required "Basic Employee Contributions" are equivalent to amounts between 1 percent and 2-1/2 percent of base annual salary and may be increased to 3 percent if the total of a participant's age and years of service equals 55, and to 4 percent if the participant also has attained age 50. These basic contributions are fully matched by the Company. The contributions may be treated as after-tax or before-tax contributions. Participants may also make additional voluntary
"Supplemental Employee Contributions" up to a combined total
(Basic plus Supplemental Contributions) of 12-1/2 percent of base pay.

Company contributions become vested at the rate of 33-1/3 percent per annum until fully vested after three years of employment.

The overall maximum annual contribution to the Plan for a participant, including before-tax, after-tax and Company matching contributions, is $30,000.

Employee contributions are directed by participants to any combination of the following four funds (in increments of 0.5 percent of annual base salary as designated by the employee): an equity fund (Fund A);
a fixed income fund (Fund B); a CBS Inc. common stock fund (Fund
D) and a composite fund (Fund E). Company contributions are applied to a separate fund (Fund C) which invests in Company common stock. All employer and employee contributions are subject to specified limitations as described in ERISA and other applicable federal and state laws.

4.  Distributions:

Upon termination, participants have the option of receiving payment of their account balance in Funds A, B, D and E and the vested portion of Fund C immediately or in monthly payments over a length of time not to exceed 240 months. For terminated participants who have an account balance in excess of $3,500, an option is available to leave their account balance in the Plan and have it distributed at any valuation date up to the time they reach age 70 years and six months.

                                      						    11-K-Financial Statements

                 		     CBS EMPLOYEE INVESTMENT FUND

                		     Notes to Financial Statements


Non-vested employer contributions are forfeited upon termination and will be used to reduce future employer contributions. At December 31, 1994, forfeited nonvested accounts were $8,000.

Plan participants may make a withdrawal from their basic account (Funds A, B, D and E) once in a five-year period. A second withdrawal from the participant's basic account within the same five-year period will require the participant's contributions (and employer-matching contributions) to be suspended for one year. Withdrawals from a participant's supplemental account (Funds A, B, D and E) are permitted twice in a calendar year.

The Tax Reform Act of 1986 imposed a 10 percent penalty on certain withdrawals and distributions made before the participant reaches age 59 years and six months. Under these circumstances, withdrawals can only be made in the case of financial hardship and only if the money is not reasonably available from other sources.

Participants who are 55 years old or older may elect to transfer their account balance from the CBS Inc. Common Stock-Employer Contributions Fund (Fund C) to the Fixed Income Fund (Fund B). This election can only be made twice during their participation in the Plan and these transferred amounts are not permitted to be withdrawn except upon termination or retirement.

Participants were given the option to request loans from their accounts (Loan Provision Fund) beginning in 1993. See Note 1 for summary description. For the year ended December 31, 1994, there were 10 loans in default totalling approximately $57,000. The loans in default were fully collateralized by the participants' vested funds.



                                  						    11-K-Financial Statements

                 		     CBS EMPLOYEE INVESTMENT FUND

                 Notes to Financial Statements, Continued


5.  Investments:

Investments held by the Plan at December 31, 1994 and 1993 are summarized in the following table:

						                                          Equity
						                                         (Fund A)
                                  					Fair Value         Cost

1994:
  Common stocks:
    CBS Inc. common
    Other**                            $134,286,000    $108,453,000

  Value of interest in unallocated
    insurance contracts
    Guaranteed mortgage contract
    Money market funds                    1,087,000       1,087,000
    Registered investment company
    Participant loans
                                       $135,373,000    $109,540,000
1993:
  Common stocks:
    CBS Inc. common
    Other**                            $126,388,000     $94,053,000
  Value of interest in unallocated
    insurance contracts
  Guaranteed mortgage contract
  Money market funds                      2,628,000       2,628,000
  Registered investment company
  Participant loans
					                                  $129,016,000     $96,681,000


**Represents 5 percent or more the Plan's net assets at December 31, 1994 and 1993.


						                                      11-K-Financial Statements

                    			  CBS EMPLOYEE INVESTMENT FUND

             		  Notes to Financial Statements, Continued


5.  Investments:

Investments held by the Plan at December 31, 1994 and 1993 are summarized in the following table:

						                                         Equity
						                                        (Fund B)
                                 					Fair Value         Cost
1994:
  Common stocks:
    CBS Inc. common
    Other
  Value of interest in unallocated
    insurance contracts**              $232,443,000    $232,443,000
  Guaranteed mortgage contract**         76,526,000      76,526,000
  Money market funds
  Registered investment company
  Participant loans
                                       $308,969,000    $308,969,000

1993:
  Common stocks:
    CBS Inc. common
    Other
  Value of interest in unallocated
    insurance contracts**              $205,021,000    $205,021,000
  Guaranteed mortgage contract**         70,196,000      70,196,000
  Money market funds
  Registered investment company
  Participant loans
                                       $275,217,000    $275,217,000



** Represents 5 percent or more the Plan's net assets at December 31, 1994 and 1993.




                                     						   11-K-Financial Statements

                     			   CBS EMPLOYEE INVESTMENT FUND

            			   Notes to Financial Statements, Continued


5.  Investments:

Investments held by the Plan at December 31, 1994 and 1993 are summarized in the following table:

						                                   CBS Inc. Common Stock-
                                        Employer Contributions
						                                        (Fund C)
                                 					Fair Value         Cost

1994:
  Common stocks:
    CBS Inc. common**                  $139,350,000    $58,270,000
    Other
    Value of interest in
      unallocated insurance
      contracts
    Guaranteed mortgage contract
    Money market funds                      618,000        618,000
    Registered investment company
    Participant loans
                                       $139,968,000    $58,888,000

1993:
  Common stocks:
    CBS Inc. common**                  $170,920,000    $65,430,000
    Other
  Value of interest in unallocated
    insurance contracts
  Guaranteed mortgage contract
  Money market funds                        674,000        674,000
  Registered investment company
  Participant loans
                                       $171,594,000    $66,104,000



**Represents 5 percent or more the Plan's net assets at December 31, 1994 and 1993.




                                          						   11-K-Financial Statements

                           			CBS EMPLOYEE INVESTMENT FUND

                 			Notes to Financial Statements, Continued


5.      Investments:

Investments held by the Plan at December 31, 1994 and 1993 are summarized in the following table:

					                                   CBS Inc. Common Stock-
                                        Employee Contributions
						                                         (Fund D)
                                  					Fair Value         Cost

1994:
  Common stocks:
    CBS Inc. common**                   $24,466,000     $23,170,000
    Other
  Value of interest in unallocated
    insurance contracts
  Guaranteed mortgage contract
  Money market funds                        253,000         253,000
  Registered investment company
  Participant loans
                                   					$24,719,000     $23,423,000

1993:
  Common stocks:
    CBS Inc. common                     $12,303,000      $7,300,000
    Other
  Value of interest in unallocated
    insurance contracts
  Guaranteed mortgage contract
  Money market funds                         109,000        109,000
  Registered investment company
  Participant loans
                                   					$12,412,000      $7,409,000



**Represents 5 percent of the Plan's net assets at December 31, 1994 and 1993.


                                       						    11-K-Financial Statements

                        			 CBS EMPLOYEE INVESTMENT FUND

            			 Notes to Financial Statements, Continued


5.      Investments:

Investments held by the Plan at December 31, 1994 and 1993 are summarized in the following table:

						                                       Composite
						                                        (Fund E)
                                 					Fair Value         Cost

1994:
  Common stocks:
    CBS Inc. common
    Other
  Value of interest in unallocated
    insurance contracts
  Guaranteed mortgage contract
  Money market funds                      $44,000         $44,000
  Registered investment company         6,391,000       6,662,000
  Participant loans
				                                   $6,435,000      $6,706,000

1993:
  Common stocks:
    CBS Inc. common
    Other
  Value of interest in unallocated
    insurance contracts
  Guaranteed mortgage contract
  Money market funds                   $1,011,000     $1,011,000
  Registered investment company         3,285,000      3,271,000
  Participant loans
                            				       $4,296,000     $4,282,000



**Represents 5 percent of the Plan's net assets at December 31, 1994 and 1993.




                                      						  11-K-Financial Statements

                     			  CBS EMPLOYEE INVESTMENT FUND

            			     Notes to Financial Statements, Continued


5.  Investments:

Investments held by the Plan at December 31, 1994 and 1993 are summarized in the following table:

					                                   Loan Provision Fund
                                					  Fair Value         Cost

1994:
  Common stocks:
    CBS Inc. common
    Other
  Value of interest in unallocated
    insurance contract
  Guaranteed mortgage contract
  Money market funds                      $120,000        $120,000
  Registered investment company
  Participant loans                     $5,377,000
                                   					$5,497,000        $120,000

  1993:
    Common stocks:
      CBS Inc. common
      Other
    Value of interest in unallocated
      insurance contracts
    Guaranteed mortgage contract
    Money market funds                    $47,000          $47,000
    Registered investment company
    Participant loans                   2,252,000
                                       $2,299,000          $47,000



**Represents 5 percent of the Plan's net assets at December 31, 1994 and 1993.

                                     						    11-K-Financial Statements

                  			    CBS EMPLOYEE INVESTMENT FUND

          			    Notes to Financial Statements, Continued



5.  Investments:

Investments held by the Plan at December 31, 1994 and 1993 are summarized in the following table:

						                                            Total
                                  					Fair Value         Cost

1994:
  Common stocks:
    CBS Inc. common**                  $163,816,000    $81,440,000
    Other**                             134,286,000     108,453,000
  Value of interest in unallocated
    insurance contracts**               232,443,000     232,443,000
  Guaranteed mortgage contract**         76,526,000      76,526,000
  Money market funds                      2,122,000       2,122,000
  Registered investment company           6,391,000       6,662,000
  Participant loans                       5,377,000
                            				       $620,961,000    $507,646,000

1993:
  Common stocks:
    CBS Inc. common**                   183,223,000      72,730,000
    Other**                             126,388,000      94,053,000
  Value of interest in unallocated
    insurance contracts                 205,021,000     205,021,000
  Guaranteed mortgage contract           70,196,000      70,196,000
  Money market funds                      4,469,000       4,469,000
  Registered investment company           3,285,000       3,271,000
  Participant loans                       2,252,000
                            				       $594,834,000    $449,740,000



**Represents 5 percent of the Plan's net assets at December 31, 1994 and 1993.





                                      						    11-K-Financial Statements

                     			  CBS EMPLOYEE INVESTMENT FUND

                     			  Notes to Financial Statements



At December 31, 1994 and 1993, the Plan held $163.8 million and
$183.2 million, respectively, of CBS Inc. common stock. In addition at December 31, 1994 and 1993, the Plan held $232.4 million and $205.0 million, respectively, of unallocated insurance contracts. These investments represent a concentration of credit risk.

At December 31, 1994 and 1993, the net appreciation
(depreciation) of the fair value of the Plan's investments is summarized as follows:


				                         CBS Inc.      CBS Inc.
                          Common Stock-  Common Stock-
                             Employer     Employee
			              Equity  Contributions Contributions Composite
           	    (Fund A)     (Fund C)     (Fund D)   (Fund E)     Total

1994:
Common
  stocks      $(3,247,000) $(2,588,000) $(2,894,000)            $(8,729,000)

 Registered
   Investment
   Companies                                         $(304,000)    (304,000)

      	       $(3,247,000) $(2,588,000) $(2,894,000) $(304,000) $(9,033,000)

1993:
  Common
    stocks    $15,153,000  $60,040,000  $ 4,197,000             $79,390,000

Registered
  Investment
  Company                                              $15,000       15,000

       	      $15,153,000  $60,040,000  $ 4,197,000    $15,000   79,405,000






                                        						   11-K-Financial Statements

                       			 CBS EMPLOYEE INVESTMENT FUND

                       			 Notes to Financial Statements


6.  Tax Status:

The Plan obtained its latest determination letter on September 10, 1986, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has since been duly amended and restated to comply with the Tax Reform Act of 1986 and related and subsequent legislation, regulations and other guidance and to incorporate various other administrative and procedural amendments. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. A plenary Tax Reform filing for an Internal Revenue Service determination letter was made timely in March 1995.

Participants will not be subject to income tax on contributions made on their behalf by the Company nor on the plan earnings credited to their account until such time as they withdraw all or any part of their accumulated balance.

7.  Reconciliation of Financial Statements to Form 5500:

A liability in the amount of $2,225,000, relating to participants who have elected to withdraw from the Plan but have not yet been paid, has been reflected on Form 5500 in the statement of net assets available for benefits, as well as in the statement of changes in net assets available for benefits in accordance with Department of Labor Requirements.

8.  Plan Expenses:

The expenses of administering the Plan are borne by the Company.
Brokerage fees are paid by the Plan and netted against investment income.

9.  Related-Party Transaction:
The Company made a tender offer to purchase 3,500,000 share of CBS common stock at a price of $325 per share that expired on August 22, 1994. Participants had an opportunity to tender their shares in Funds C and D.
The Reitrement Plans Committee of the Board of Directors of the Company adopted a resolution to reinvest proceeds from shares of the Company's common stock purchased under this tender offer in Funds A, B, D or E at the election of each participant. Participants who did not designate how the proceeds of their Plan shares were to be reinvested had such proceeds invested in Fund D.

10.  Termination Priorities:

The Company has not expressed any intent to discontinue its contributions. However, it is free to do so at any time, subject to the provisions of ERISA. In the event such discontinuance results in the termination of the Plan, participants will become 100 percent vested and the net assets of the Plan shall be allocated among the participants and their respective beneficiaries of the Plan in the order provided for in ERISA.




                                   						    11-K-Financial Statements

                    CBS EMPLOYEE INVESTMENT FUND

Item 27a -  Schedule of Assets Held for Investment Purposes, Continued

               			     As of December 31, 1994



       	Column A                      Column B       Column C      Column D
				                                 Face Amount
				                                  or Number    Cost Basis of
Name of Issuer and Title of Issue     of Shares     Investments    Fair Value
			                          Equity (Fund A) - 21.80%
Common Stock - 21.63%:

Hospital/Supply, Service - 1.49%
  FHP Int'l Corp.                       60,000       $1,531,000    $1,553,000
  Foundation Health Corp.               91,000        2,380,000     2,821,000
  Johnson & Johnson                     34,000        1,614,000     1,861,000
  Pfizer Inc.                           19,000        1,297,000     1,491,000
  Wellpoint Health Network              52,000        1,403,000     1,515,000
Total Hospital Supply, Service                        8,225,000     9,241,000

Entertainment, Leisure & Toys - .20%:
  Bell Cablemedia PLC                   60,000        1,020,000     1,215,000
Total Entertainment, Leisure & Toys                   1,020,000     1,215,000

Apparel & Textiles - .48%:
  Fruit of the Loom Inc.                60,000        1,882,000     1,620,000
  Kellwood Co.                          65,000        1,079,000     1,367,000
Total Apparel & Textiles                              2,961,000     2,987,000

Retailing & Distributors - .83%:
  Dillard Dept. Stores CLA              53,000        1,389,000     1,418,000
  Fingerhut Cos. Inc.                   88,000        1,132,000     1,367,000
  Limited Inc.                          74,000        1,321,000     1,341,000
  May Dept. Stores Co.                  30,000          648,000     1,013,000
Total Retailing & Distributors                        4,490,000     5,139,000

Miscellaneous Non-Durables - .25%:
  Omnicom Group Inc.                    30,000        1,159,000     1,552,000
Total miscellaneous Non-Durables                      1,159,000     1,552,000

Automobiles - .49%:
  Chrysler Corp.                        62,000        3,061,000     3,038,000
Total Automobiles                                     3,061,000     3,038,000

Automotive Parts & Equipment - .19%:
  Goodyear Tire & Rubber Co.            36,000        1,233,000     1,210,000
Total Automotive Parts & Equipment                    1,233,000     1,210,000





                                       						    11-K-Financial Statements

CBS EMPLOYEE INVESTMENT FUND

Item 27a - Schedule of Assets Held for Investment Purposes, Continued

                      			     As of December 31, 1994


        	Column A                      Column B       Column C      Column D
				                                  Face Amount
				                                  or Number    Cost Basis of
Name of Issuer and Title of Issue     of Shares     Investments    Fair Value
			                          Equity (Fund A) - 21.80%
Common Stock - 21.63%:

Paper - 1.02%:
  Louisiana PAC Corp.                   49,000       $1,361,000    $1,322,000
  Mead Corp.                            29,000        1,365,000     1,410,000
  Riverwood Int'l Corp.                 50,000          712,000       781,000
  Temple Inland Inc.                    30,000        1,117,000     1,331,000
  Willamette Inds. Inc.                 32,000        1,404,000     1,496,000
Total Paper                                           5,959,000     6,340,000

Steel - .43%:
  Cleveland Cliffs Inc.                 37,000        1,070,000     1,351,000
  LTV Corp. New                         80,000        1,271,000     1,320,000
Total Steel                                           2,341,000     2,671,000

Publishing and Broadcasting - 2.07%:
  Belo AH Corp. Del                     29,000        1,147,000     1,639,000
  Capital Cities ABC Inc.               34,000        1,203,000     2,898,000
  Comcast Corp. Spl Class A            117,000        1,243,000     1,835,000
  Harcourt Gen Inc.                     40,000          678,000     1,410,000
  Jones Intercable Inc.                 92,000        1,281,000     1,121,000
  Multimedia Inc. New                   45,000        1,255,000     1,283,000
  Tele Communications Inc.              59,000        1,682,000     1,272,000
  Time Warner Inc.                      40,000        1,005,000     1,405,000
Total Publishing and  Broadcasting                    9,494,000    12,863,000

Aerospace - .25%:
  Boeing Co.                            33,000        1,255,000     1,551,000
Total Aerospace                                       1,255,000     1,551,000

Electronics - 1.02%:
  Arrow Electrs Inc.                    35,000        1,282,000     1,238,000
  Micron Technology Inc.                44,000          260,000     1,919,000
  Texas Instrs. Inc.                    43,000        2,728,000     3,182,000
Total Electronics                                     4,270,000     6,339,000




						                                             11-K-Financial Statements

CBS EMPLOYEE INVESTMENT FUND

Item 27a - Schedule of Assets Held for Investment Purposes, Continued

                    			     As of December 31, 1994


       	Column A                      Column B       Column C      Column D
				                                 Face Amount
				                                  or Number    Cost Basis of
Name of Issuer and Title of Issue     of Shares     Investments    Fair Value
			                          Equity (Fund A) - 21.80%
Common Stock - 21.63%:

Machinery - .19%:
  Coltec Inds. Inc.                     70,000       $1,082,000    $1,199,000
Total Machinery                                       1,082,000     1,199,000

Computers & Office
  Equipment - 1.61%:
    Compaq Computer Corp.               43,000        1,310,000     1,699,000
    Hewlett Packard Co.                 21,000          921,000     2,057,000
    Honeywell Inc.                      40,000        1,271,000     1,260,000
    Intel Corp.                         28,000        1,650,000     1,757,000
    Sequent Computer Sys. Inc.          78,000        1,327,000     1,540,000
    Stratus Computer Inc.               45,000        1,445,000     1,710,000
Total Computers & Office  Equipment                   7,924,000    10,023,000

Misc. Capital Goods - .58%:
  BWIP Holding Inc. Class A             43,000          625,000      736,000
  Rockwell Intl corp.                   38,000          922,000    1,369,000
  Tenneco Inc.                          35,000        1,727,000    1,488,000
Total Misc. Capital Goods                             3,274,000    3,593,000

Energy - .69%:
  Basin Expl. Inc.                     101,000        1,187,000    1,111,000
  British Petroleum PLC                 25,000        1,157,000    2,027,000
  Coastal Corp.                         45,000          870,000    1,159,000
Total Energy                                          3,214,000    4,297,000

Oil-Offshore Drilling - .18%:
  Parker & Pausley Pete Co.             55,000        1,370,000    1,128,000
Total Oil-offshore Drilling                           1,370,000    1,128,000

Diversified Energy - .18%:
  Mapco Inc.                            22,000        1,173,000    1,128,000
Total Diversified Energy                              1,173,000    1,128,000




				                                  F30

						                                            11-K-Financial Statements

CBS EMPLOYEE INVESTMENT FUND

Item 27a - Schedule of Assets Held for Investment Purposes, Continued

                    			     As of December 31, 1994



       	Column A                      Column B       Column C      Column D
				                                 Face Amount
				                                  or Number    Cost Basis of
Name of Issuer and Title of Issue     of Shares     Investments    Fair Value
			                          Equity (Fund A) - 21.80%
Common Stock - 21.63%:

Railroads - .37%:
  Chicago & Northwestern TR             48,000         $941,000      $926,000
  Union Pac. Corp.                      30,000        1,346,000     1,361,000
Total Railroads                                       2,287,000     2,287,000

Shipping and Freight - .27%:
  TNT Freightways Corp.                 65,000          809,000     1,665,000
Total Shipping and Freight                              809,000     1,665,000

Banks - 1.98%:
  Bank of Boston Corp.                  55,000        1,225,000     1,423,000
  Citicorp                              65,000        2,554,000     2,688,000
  First Fid. Bancorp New                38,000          803,000     1,705,000
  Nationsbank Corp.                     52,000        2,522,000     2,347,000
  Shawnut Nat'l Corp.                      145            1,000         1,000
  Signet Bkg. Corp.                     45,000        1,275,000     1,288,000
  Wells Fargo & Co.                     20,000        2,044,000     2,828,000
Total Banks                                          10,424,000    12,280,000

Credit and Finance - 2.23%:
  Capital One Finl Corp.                92,000        1,415,000     1,472,000
  Countrywide Cr Inds Inc.             108,000        1,723,000     1,390,000
  Dean Witter Discover & C              41,000        1,446,000     1,389,000
  Federal Home Loan Mtg. Corp.          55,000        1,453,000     2,788,000
  Federal Nat'l Mtg. Assn.              47,000        1,423,000     3,425,000
  First USA Inc.                        50,000        1,655,000     1,644,000
  MBNA Corp.                            75,000        1,236,000     1,753,000
Total Credit and Finance                             10,351,000    13,861,000




                                          						    11-K-Financial Statements

CBS EMPLOYEE INVESTMENT FUND

Item 27a - Schedule of Assets Held for Investment Purposes, Continued

                        			    As of December 31, 1994


       	 Column A                      Column B       Column C      Column D
				                                  Face Amount
				                                  or Number    Cost Basis of
Name of Issuer and Title of Issue     of Shares     Investments    Fair Value
		                           Equity (Fund A) - 21.80%, Continued:
Common Stock - 21.63%, Continued:

Insurance - 3.19%:
  Alleghany Corp. Del.                  10,000         $801,000    $1,481,000
  Allmerica Ppty & Cas. Cos.            90,000          828,000     1,519,000
  American Intl. Group Inc.             38,000        1,850,000     3,675,000
  General Re Corp.                      18,000        1,162,000     2,223,000
  Harleysville Group Inc.               50,000          938,000     1,213,000
  Horace Mann Educators Co.             57,000        1,077,000     1,211,000
  MGIC Invt. Corp. WIS                  60,000        1,694,000     1,987,000
  Natl. Re Corp.                        57,000        1,380,000     1,483,000
  Sphere Drake Holdings Ltd.            80,000        1,533,000     1,103,000
  Transatlantic Hldgs Inc.              31,000          990,000     1,732,000
  Travelers Inc.                        67,000          877,000     2,158,000
Total Insurance                                      13,130,000    19,785,000

Investment Companies - .21%:
  Merrill Lynch & Co. Inc.              37,000        1,343,000     1,323,000
Total Investment Co.                                   1,343,00     1,323,000

Reits  - .17%:
  First Industrial Realty               55,000        1,293,000     1,073,000
Total Reits                                           1,293,000     1,073,000

Telephone - 1.05%:
  AT&T Corp.                            52,000        2,255,000     2,613,000
  MCI Communications Corp.              57,000        1,254,000     1,047,000
  Telefonos de Mexico SA                20,000          653,000       820,000
  Vodafone Group PLC                    60,000        1,149,000     2,018,000
Total Telephone                                       5,311,000     6,498,000

Total Common Stock                                  108,453,000   134,286,000

Money Market Funds - .18%:
  TBC Pooled Employee Funds          1,087,000        1,087,000     1,087,000
Total Money Market Funds                              1,087,000     1,087,000

Total Investments Fund A                            109,540,000   135,373,000



                                         						    11-K-Financial Statements

CBS EMPLOYEE INVESTMENT FUND

Item 27a - Schedule of Assets Held for Investment Purposes, Continued

                    			    As of December 31, 1994



       	 Column A                      Column B       Column C      Column D
				                                  Face Amount
				                                  or Number    Cost Basis of
Name of Issuer and Title of Issue     of Shares     Investments    Fair Value
			  Fixed Income (Fund B) - 49.76%:

Contracts with Insurance Companies - 37.43%:
  Aetna Life Ins. GIC, 6.81%,
    7/1/99                          68,565,000      $68,564,000   $68,564,000
  Equitable, GAC # 3075,
    Branch #8 9.10%, 6/30/95        33,014,000       33,014,000    33,014,000
  Aetna Life Ins. GIC # LT13789,
    9.27%, 7/1/96                   10,313,000       10,313,000    10,313,000
  New York Life GAC, # 0-06563,
    8.0%, 6/30/98                   55,103,000       55,103,000    55,103,000
  New York Life GAC #GA-06563002,
    7.45%, 6/30/2000, 7/1/94        53,126,000       53,126,000    53,126,000
  New York Life GIC #GS-06563,
    7.55%, 6/30/2000                12,322,000       12,322,000    12,322,000
Total Contracts with
 Insurance Companies                                232,442,000   232,442,000

Guaranteed Mortgage Contracts -
  12.33%:
    Bankers Trust Basic, 9.0%,
      7/1/97                                         76,527,000    76,527,000
Total Guaranteed Mortgage Contracts                  76,527,000    76,527,000

Total Fixed Income (Fund B)                         308,969,000   308,969,000

	      CBS Inc. Common Stock - Employer Contributions (Fund C) - 22.54%:
Common Stock - 22.44%:
 *CBS Inc.                          22,522,000       58,270,000   139,350,000
Total Common Stock                                   58,270,000   139,350,000

Money Market Funds - .10%:
  TBC Inc. Pooled Employee Funds       618,000          618,000       618,000
Total Money Market Funds                                618,000       618,000

Total CBS Inc. Common Stock -
  Employer Contributions (Fund C)                    58,888,000   139,968,000


* Party-in-interest


                                                   11-K-Financial Statements

CBS EMPLOYEE INVESTMENT FUND

Item 27a - Schedule of Assets Held for Investment Purposes, Continued


      	 Column A                      Column B       Column C      Column D
				                                 Face Amount
				                                  or Number    Cost Basis of
Name of Issuer and Title of Issue     of Shares     Investments    Fair Value
		   CBS Inc. Common Stock- Employee Contributions (Fund D) - 3.98%:

Common Stock - 3.94%:
 *CBS Inc.                             443,000      $23,170,000   $24,466,000
Total Common Stock                                   23,170,000    24,466,000

Money Market Funds - .04%:
  TBC Inc. Pooled Employee Funds        253,000         253,000       253,000
Total Money Market Funds                                253,000       253,000

Total CBS Inc. Common Stock
  Employee Contributions (Fund D)                    23,423,000    24,719,000

                         			    Composite (Fund E) - 1.04%
Money Market Fund - .007%:
  TBC Inc. Pooled Employee Funds        44,000           44,000        44,000
Total Money Market Fund                                  44,000        44,000

Registered Investment Income - 1.03%:
  Chancellor Capital Fund              657,000        6,662,000     6,391,000
Total Registered Investment Income                    6,662,000     6,391,000

Total Composite (Fund E)                              6,706,000     6,435,000

                          			  Loan Provision Fund - .88%:

Money Market Funds - .02%:
  TBC Inc. Pooled Employee
    Funds                              120,000          120,000       120,000
Total Money Market Fund                                 120,000       120,000

Participant loans (interest rates on
  these loans range from 8 percent to
  9 percent)                                                  0     5,377,000

Total Loan Provision Fund                               120,000     5,497,000

Total Investments                                  $507,646,000  $620,961,000


* Party-in-interest



CBS EMPLOYEE INVESTMENT FUND

Item 27b-Schedule of Loans in Default
For the year ended December 31, 1994
                                                      Loan Desc.,
                              Amt. Rec.     Unpaid    Date of
Name and Address      Loan  During Rep.Yr.  Bal.at    Loan,       Amt. Overdue
  of Obligor          Amt.  Princ.    Int. Year-End   Int. Rate    Princ. Int.


Grace Ballesteros    $2,000  $220     $36   $1,571    Promissory    $754   $87
89-42 217 Street                                      Note-8/5/93,
Queens, NY 11427                                      9.25%

Andrew Berry          4,100   188      53    3,636    Promissory   1,081   245
56 Hankins Road                                       Note-8/31/93,
East Windsor, NJ 08520                                9.25%

Nancy Bolling         1,500   505      37      995    Promissory     608    24
555 Mt. Prospect Ave.                                 Note-2/28/94,
Newark, NJ 07104                                      8.5%

Jeffrey James         8,000    74      39    7,926    Promissory     816   394
5 Nabby Road #B142                                    Note-3/31/94,
Danbury, CT 06811                                     8.5%

Stephen Levetown     17,500 1,886     975   15,134    Promissory   1,045   468
89 Harbor South                                       Note-9/30/93,
Amityville, NY 11701                                  9.25%

Shirley Marano       10,000 1,430     245    8,570    Promissory   2,594   338
47-50 59th Street                                     Note-1/31/94,
Woodside, NY 11377                                    8.5%

Asieh Nassehi-Jauan   4,800     0       0    4,800    Promissory   1,001   499
611 Woodburn Road                                     Note-8/31/93,
Raliegh, NY 27602                                     9.25%

DeRay Shepherd       12,000     0       0   11,891    Promissory   2,394 1,184
P.O. Box 41794                                        Note-8/31/93,
Los Angeles, CA 90041                                 9.25%

Anne Vandelac         1,700   314      81    1,386    Promissory      61   13
401 South 1 St.                                       Note-2/28/94,
Minneapolis, MN 55401                                 8.5%

Stephanie Young       1,500    54       9    1,273    Promissory     679   81
62-60 99 St.                                          Note-8/31/93,
Rego Park, NY 11374                                   9.25%

CBS EMPLOYEE INVESTMENT FUND

Item 27d-Schedule of Reportable Transactions

For the year ended December 31, 1994
(Thousands of Dollars)

                                      Single Transactions

 Name of                             Purchase       Selling
  Party        Description of Asset    Price         Price        Expenses

Mellon Trust    CBS, Inc.                          $29,791,775

Mellon Trust    TBC Inc. Pooled
                Employee
                Funds Daily
                Liquidity Fund       $31,993,975

Mellon Trust    TBC Inc. Pooled
                Employee
                Funds Daily
                Liquidity Fund                      29,494,146

Mellon Trust    New York Life
                GAC #GA-
                06563002, 7.65%,
                6/30/2000
                DD 71.194            50,727,753

CBS EMPLOYEE INVESTMENT FUND

Item 27d - Schedule of Reportable Transactions

For the year ended December 31, 1994
(Thousands of Dollars)

                                Single Transactions

 Name of                                              Current     Net Gain
  Party        Description of Asset     Cost           Value        (Loss)

Mellon Trust   CBS, Inc.           $10,428,431    $ 29,791,775  $19,363,344

Mellon Trust   TBC Inc. Pooled
               Employee
               Funds Daily
               Liquidity Fund                       31,993,975

Mellon Trust   TBC Inc. Pooled
               Employee
               Funds Daily
               Liquidity Fund        29,494,146     29,494,146              0

Mellon Trust   New York Life
               GAC #GA-
               06563002, 7.65%,
               6/30/2000
               DD 71.194                            50,727,753

CBS EMPLOYEE INVESTMENT FUND

For the year ended December 31, 1994
(Thousands of Dollars)

                               Series Transactions

Name of                            Purchase        Selling
  Party       Description of Asset    Price          Price          Expenses

Mellon Trust   CBS, Inc.          $ 22,228,537

Mellon Trust   CBS, Inc.                         $ 34,862,047

Mellon Trust   TBC Inc. Pooled
               Employee
               Funds Daily
               Liquidity Fund      102,693,889

Mellon Trust   TBC Inc. Pooled
               Employee
               Funds Daily
               Liquidity Fund                      105,040,953

Mellon Trust   New York Life
               GAC #GA-
               06563002, 7.45%,
               6/30/2000
               DD 07/01/94         61,686,961

Mellon Trust   New York Life
               GAC #GA-
               06563002, 7.45%,
               6/30/2000
               DD 07/01/94                          8,560,987

CBS EMPLOYEE INVESTMENT FUND

Item 27d - Schedule of Reportable Transactions

For the year ended December 31, 1994
(Thousands of Dollars)

                                   Series Transactions
 Name of                                               Current    Net Gain
  Party       Description of Asset          Cost        Value      (Loss)

Mellon Trust   CBS, Inc.                             $ 22,228,537

Mellon Trust   CBS, Inc.                $ 12,999,085   34,862,047  $21,862,962

Mellon Trust   TBC Inc. Pooled
               Employee
               Funds Daily
               Liquidity Fund                         102,693,889

Mellon Trust   TBC Inc. Pooled
               Employee
               Funds Daily
               Liquidity Fund          105,040,953    105,040,953            0

Mellon Trust   New York Life
               GAC #GA-
               06563002, 7.45%,
               6/30/2000
               DD 07/01/94                             61,686,961

Mellon Trust   New York Life
               GAC #GA-
               06563002, 7.45%,
               6/30/2000
               DD 07/01/94               8,560,987      8,560,987           0